RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
            JUNE AND SECOND QUARTER SALES RESULTS





GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended June 28, 2000 ("June") decreased by 1.5%. Same-store sales for the quarter ended June 28, 2000 increased by 1.1%. Details follow:

                                      (Unaudited)
                                 June            2nd
                                 2000          Quarter

Total sales (000's)           $55,406         $180,371
Increase from prior year          +1%              +4%

Average unit sales:
Same stores (open at least 18 mos.)-1.5%         +0.2%
All stores (all Ryan's units)   -1.3%            +0.1%

Management noted that same-store sales have been up for ten consecutive quarters.

At June 28, 2000, the Company owned and operated 295 Ryan's restaurants.

Financial results for the second quarter 2000 are expected to be released on July 19, 2000. In addition, the Company's next accounting period consists of 5 weeks, ending on August
2, 2000.